

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

<u>Via E-mail</u>
Michael Donaghy
Chief Executive Officer
Oxford Investment Holdings, Inc.
1315 Lawrence Avenue East
Suite 520
Toronto, Ontario
Canada M3A 3R3

    Re: Oxford Investment Holdings, Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2010
            Filed June 30, 2011
            File No. 000-31188

Dear Mr. Donaghy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Stephen Krikorian

                                    Stephen Krikorian
                                    Accounting Branch Chief